NaturalShrimp Incorporated
5080 Spectrum Drive, Suite 1000
Addison, TX 75001
September 17, 2018

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	NaturalShrimp Incorporated
Registration Statement on Form S-1
File No. 333-227258

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, NaturalShrimp Incorporated (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on Wednesday, September 19, 2018, or as soon thereafter as possible.

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Very Truly Yours,

NaturalShrimp Incorporated

/s/ Bill G. Williams
Bill G. Williams
Chief Executive Officer